EXHIBIT 77D
for AXP Sector Series, Inc.
           AXP Dividend Opportunity Fund


Investment Policy Change for AXP Dividend Opportunity Fund (formerly AXP
                  Utilities) Fund:

                Resolved, That effective March 1, 2004:

                      a) the investment strategy of the AXP Utilities Fund be
                         changed to read: "Under normal market conditions, the Fund will invest at least 80% of its net assets in dividend-paying stocks. The securities will primarily be common and preferred stocks of large capitalization companies that the manager believes are deeply undervalued. The Fund may also invest in companies with mid- and small-capitalizations. The Fund may also invest up to 25% of its total assets in foreign investments. The Fund will provide shareholders with at least 60 days notice of any change in the 80% policy," and

                      b) the name of AXP Utilities Fund shall be changed and the new name shall be AXP Dividend Opportunity Fund, and

                      c) The fund group benchmark will be Lipper Equity Income
                         Funds Index, and further

                      d) the Fund's industry benchmark will change from the
                         Standard and Poor's 500 Stock Index to the Russell 1000 Value Index.